Exhibit 99.1

AMTD IDEA Group announced a step up of approx. US$100million into AMTD Digital Inc. with a lock up of 5 years

August 28, 2023 08:59 AM Eastern Daylight Time

NEW YORK & PARIS—(BUSINESS WIRE)—AMTD Digital Inc. (“AMTD Digital”, NYSE: HKD) AMTD IDEA Group (“AMTD IDEA”, NYSE: AMTD; SGX: HKB) jointly announced today that the boards of directors of the two companies have approved the issuance and sale of Class B ordinary shares by AMTD Digital to AMTD IDEA for a total consideration of not more than US$100 million (US$520 per share). As a further demonstration of AMTD IDEA’s long-term commitment in the development of AMTD Digital, AMTD IDEA voluntarily commits to a 5-years lock up period on such shares acquired through this subscription.

Dr. Timothy Tong, chairman of the board of directors of AMTD Digital, commented: “The share subscription by AMTD IDEA demonstrates our parent company’s strong confidence in our long-term and sustainable development. The management is motivated to pursue greater success through continuous innovation in the digital world.”

Dr. Feridun Hamdullahpur, chairman of the board of directors of AMTD IDEA, commented: “We are fully confident in and committed to our long-term strategic core holding in AMTD Digital, seeing enormous potentials in its media, culture and entertainment businesses as well as its diversified shareholding base with global connectivity leveraging on the NYSE platform.”

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global capital markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system — the “AMTD SpiderNet” — AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group and AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group and AMTD Digital Inc. do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For AMTD IDEA Group:

IR Office

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

EMAIL: ir@amtdigital.com